PROSPECTUS

                               RIMAGE CORPORATION
                                   ----------

                                625,614 SHARES OF
                                  COMMON STOCK
                                ($.01 PAR VALUE)
                                   ----------

                  This prospectus relates to an aggregate of 625,614 shares of Common Stock, par value $.01 per share, of Rimage Corporation, a Minnesota corporation, that may be sold from time to time by the selling shareholders named on page 8 of this prospectus. We will not receive any proceeds from the sale of the shares. We have agreed to pay the expenses of registration of the shares, including legal and accounting fees.

                  The selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by a broker or dealer in connection with resales of the shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

                  Any or all of the shares may be offered from time to time in transactions on the Nasdaq National Market in brokerage transactions at prevailing market prices or in transactions at negotiated prices.

                  The shares offered by this prospectus have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the shares.

                  Our common stock is traded on the Nasdaq National Market under the trading symbol "RIMG". On June 1, 2000, the last sale price of our common stock as reported on the Nasdaq National Market was $16.50 per share.

                  THE ACQUISITION AND OWNERSHIP OF THE SHARES OF COMMON STOCK SOLD UNDER THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. THE SHARES SHOULD BE PURCHASED ONLY BY INVESTORS WHO ARE ABLE TO AFFORD THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS ON PAGE 4."

                  Neither the Securities and Exchange commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representative to the contrary is a criminal offense.



                  The date of this prospectus is June 2, 2000.

TABLE OF CONTENTS
                                                                            PAGE

Where You Can Find More Information ...................................      3
Incorporation of Certain Documents by Reference........................      3
Risk Factors...........................................................      4
The Company............................................................      7
Selling Shareholders...................................................      8
Plan of Distribution...................................................     10
Experts  ..............................................................     10
Legal Matters..........................................................     10

                       WHERE YOU CAN FIND MORE INFORMATION


         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, and does not contain all the information set forth in the registration statement and exhibits to the registration statement. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our reports, proxy statements and other information filed can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. A copy of the registration statement is also available on the Commission's EDGAR site on the World Wide Web at: http:\\www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We "incorporate by reference" into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. We incorporate the documents listed below:

                  (a) our Annual Report on Form 10-K for the year ended December 31, 1999;

                  (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

                  (c) the description of our common stock contained in the Registration Statement on Form S-1 pursuant to Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this prospectus and prior to the termination of the offering described herein.

         We also incorporate by reference any filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering of the shares. Any statement contained in this prospectus or in a document all or part of which is incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide you without charge upon the written or oral request, a copy of any or all of the documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Chief Executive Officer, Rimage Corporation, 7725 Washington Avenue South, Minneapolis, Minnesota 55439, telephone number (952) 944-8144.

                                  RISK FACTORS

         ACQUIRING AND OWNING THE SHARES OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION APPEARING IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE

         Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially. Our quarterly revenues and operating results may fluctuate for several reasons, many of which are outside of our control, including (i) demand for our products and services,
(ii) the timing of new product introductions and sales of our products and services, (iii) increased expenses, whether related to sales and marketing, research and development or administration, (iv) general economic conditions; and (v) public announcements by our competitors.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO UPDATE OUR PRODUCTS

         The computer data storage industry served is subject to rapid technological changes. Both the capacity and size of storage devices has improved dramatically in recent years. Alternate data storage media exist and are under development, including high capacity hard drives, optical disks, and file servers accessible through computer networks, and may affect the usage of CD-R and DVD technology. While we have achieved some success in transitioning our product focus from diskette storage to CD-R and DVD technology, a significant change in the usage of CD-R or DVD-R as storage media in the future would significantly affect sales of our products. In addition, our competitors may develop alternative storage technologies. We expend a significant portion of our revenues on research and development and product enhancement efforts. Our technology, and the products based thereon, may become obsolete by technologies developed by others.

THE INTENSE COMPETITION IN OUR INDUSTRY MAY REDUCE FUTURE SALES AND PROFITS

         The storage technology industry is intensely competitive and rapidly changing. A number of companies offer products similar to our products that target the same markets. Some of our existing competitors, as well as a number of new potential competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than us. Such competitors may develop products that are superior to our products or that achieve greater market acceptance. Our future success will depend upon our ability to increase our share of our target markets and to license additional products and product enhancements to existing customers. We may not be able to compete with larger companies that have significantly greater resources and contacts within the industry and our results of operations may suffer.

SOME OF THE COMPONENTS TO OUR PRODUCTS ARE ONLY AVAILABLE FROM A LIMITED NUMBER OF SUPPLIERS

         We have multiple sources for most of the components used in our products. A few components, however, are available only from a limited number of vendors. The inability to obtain such components on a timely basis from such vendors would have a material adverse impact on our ability to fill orders from our customers or, in some cases, to obtain such orders.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY

         We rely heavily on our proprietary hardware designs and technology. Although we use a variety of methods to protect our technology, we rely most heavily on patents and trade secrets. The steps taken by us may not be adequate to deter misappropriation of our technology. In addition, any patents issued to us may be challenged, invalidated or circumvented, or the rights granted under the patent may not provide us a competitive advantage. Furthermore, others may "reverse engineer" our products to determine their method of operation and may introduce competing products. Others may also develop competing technology independently. Any such adverse circumstances could have a material adverse effect on our results of operations.

         As the number of our products increases, the markets in which our products are sold expands, and the functionality of those products grows and overlaps with products offered by competitors, we believe that we may become increasingly subject to infringement claims. Although we do not believe any of our products or proprietary rights infringe the rights of third parties, infringement claims may be asserted against us in the future and any claims may require us to enter into royalty arrangements or result in costly litigation.

OUR SUCCESS DEPENDS ON OUR ABILITY TO HIRE AND RETAIN KEY PERSONNEL AND MANAGEMENT.

         Our operations are materially dependent upon the services of Bernard P. Aldrich, President, Chief Executive Officer and Chief Financial Officer, and David J. Suden, Chief Technical Officer. The loss of the services of Mr. Aldrich or Mr. Suden would materially and adversely affect our business. We do not have employment agreements or "key man" life insurance on Mr. Aldrich and Mr. Suden and have no plans to obtain such agreements or insurance.

SIGNIFICANT FLUCTUATION IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES LITIGATION AGAINST US

         In the past, securities class action litigation has been brought against publicly held companies following periods of volatility in the price of their securities. If we were subject to such litigation due to volatility in our stock price, we may incur substantial costs. Such litigation could divert the attention of our senior management away from our business, which could have a material adverse effect on our business, operating results and financial condition. The market price of our common stock may be affected by many factors, some of which are outside of our control, including (i) variations in quarterly operating results, (ii) changes in estimates by securities analysts, (iii) changes in market valuations of companies in the industry, (iv) announcements by us of significant events, such as major sales, acquisitions of businesses or losses of major customers, (v) additions or departures of key personnel and (vi) sales of our equity securities.

WE CAN ISSUE SHARES OF COMMON OR PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL, WHICH COULD ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF OUR COMMON STOCK

         Our articles of incorporation currently authorize our Board of Directors, without shareholder approval, to issue up to 10,000,000 shares of capital stock, which may be either preferred stock or common stock. The Board of Directors may issue stock in one or more classes or series from time to time and with such provisions as are determined by the Board of Directors prior to issuance of any particular class or series. The issuance of stock with rights and preferences determined by the Board of Directors could dilute the stock ownership of, or adversely affect the rights of, holders of the Common Stock, including voting rights. The existence of the undesignated shares could have the effect of discouraging an attempt to acquire control of our company.

NO DIVIDENDS

         We have never paid or declared a dividend on our capital stock and do not anticipate doing so for the foreseeable future.

                               RIMAGE CORPORATION

         We design, manufacture and market our CD recordable, or CD-R, and DVD duplication and production equipment. Our Producer line of CD-R production systems provides turnkey premastering, recording and label printing in a single machine that may be used alone or on a network to allow the user to record and label large volumes of digital information for information distribution, archiving and other applications. Our Perfect Image CD Printer and Autoprinter are fast, affordable manual and unattended systems for professional quality printing on the surface of both CDs and DVDs.

         We were incorporated as IXI, Inc. in Minnesota in February 1987 and changed our name to Rimage Corporation in April 1988. We acquired the assets of a company that produced diskette duplication equipment in 1987 and of a California-based manufacturer of duplication equipment in 1988 and our operations through 1995 consisted primarily of the design, manufacture and sale of diskette and tape duplication equipment. In 1992, we created a formal presence in Europe, forming Rimage Europe GmbH as a wholly-owned subsidiary to conduct sales and service. In December 1993, We acquired Duplication Technology, Inc., a company located in Boulder, Colorado that manufactures tape and CD-R duplication equipment and provides duplication services. In September 1994, we acquired a company in California, Knowledge Access International, which provided customized browser and archiving software. We formed a separate division in early 1996, Rimage Optical Systems, to act as a distributor of CD-ROM stamping presses manufactured by a European company.

         In September 1995 we acquired Dunhill Software Services, Inc., an affiliated corporation that was formed in 1988 and that offered diskette duplication and production services. Dunhill was merged into our company and, together with a portion of Duplication Technology, represents most of our Services Division operations. We operated in two divisions: 1) Systems and 2) Services, until June1999, at which time our Services Division was discontinued.

         In early 1997, we shutdown Knowledge Access and ceased operations of our Optical Systems division. During the third quarter of 1998, we ceased operations of our Bloomington, Minnesota Service Division (previously known as Dunhill Software Services, Inc.) and sold the equipment and inventory associated with its operations. Also on June 30, 1999, we ceased operations of our subsidiary in Boulder, Colorado and sold all of the assets associated with its operations. These changes, together with increased distribution and market acceptance of our CD-R products, resulted in record earnings for the 1999 calendar year.

         Our operations during the past five years have been affected by the timing of the foregoing acquisitions and subsequent phasing out of unprofitable operations, new product introductions and the expenses associated with development of such new products, by changes in preferred formats for media storage, and by increasing competition in the services businesses. The shift from diskette to CD-R storage technologies precipitated the introduction of our new CD-R products in 1995. These new CD-R products continued to generate significant sales increases in 1997, 1998 and 1999.

                              SELLING SHAREHOLDERS

         As previously disclosed on our Current Report on Form 8-K, dated March 1, 2000, we acquired all of the outstanding shares of common stock of Cedar Technologies, Inc. on March 1, 2000. In connection with the acquisition, each share of common stock of Cedar Technologies was exchanged for .4838106 shares of our common stock and each outstanding option and warrant to purchase common stock of Cedar Technologies was exchanged for an option or warrant to purchase shares of our common stock based on the same exchange ratio. The shares offered by this prospectus represents the shares or warrants issued by us in connection with the acquisition, excluding shares issued by us in connection with the acquisition that are currently held in escrow. The Selling Shareholders listed below are the former shareholders of Cedar Technologies.

         The following table sets forth certain information with respect to the beneficial ownership of our common stock by the Selling Shareholders as of May 10, 2000, and as adjusted to reflect the sale of shares pursuant to this prospectus.

                                                                         Number of      Maximum
                                                                          shares       Number of      Number of
                                                                         Underling     Shares to       Shares
                                                         Number of       Warrants       be Sold         0wned
                                                        Shares Owned       Owned       Pursuant         After
                                                          Prior to       Prior to       to this        Offering
Name                                                    Offering (1)     Offering     Prospectus        (1)(2)
------------------------------------------------------ --------------- -------------- ------------   -----------
Paul Benton                                                         0            724          724             0
BJB, Inc.                                                      79,827              0       71,845         7,982
Nolan L. Bjorge                                                 3,627          1,813        5,078           362
Bob Inc.                                                       18,142         18,142       34,470         1,814
Mark C. Bruce                                                   3,627              0        3,265           362
Patrick J. Codute                                               3,627              0        3,265           362
Henry Deyle                                                     4,352              0        3,917           435
David Dovenberg                                                     0          1,087        1,087             0
Dan Elling                                                          0         29,028       29,028             0
Jay Friedrichs                                                  5,441              0        4,897           544
Brad Friedrichs                                                 1,814              0        1,633           181
Carol Friedrichs                                                3,627              0        3,265           362
Jerome Friedrichs                                               1,814              0        1,633           181
Craig W. Funk                                                   9,070              0        8,163           907
Bob Gearou                                                     18,142         18,142       34,470         1,814
Cossette Y. Guertin                                             2,538              0        2,285           253
Vincent R. Guertin                                              2,538          1,813        4,098           253
Ira Hackner                                                     3,627              0        3,265           362
Robert B. Herling                                               1,814              0        1,633           181
Dorothy Holst                                                   1,814              0        1,633           181
Industricorp  & Co., Inc. FBO  Gunderson Sales Keogh Plan       3,627              0        3,265           362
Don F. Jeske                                                    7,074              0        6,367           707
Kevin Karpesh                                                       0          1,813        1,813             0
Robert D. Keller                                                1,086              0          978           108
Kevin C. Koempel, IRA                                           5,441              0        4,897           544
John Kubinski                                                  45,356         18,142       58,963         4,535
Dennis Lee & Jodi B. Larson, JTWROS                             3,627              0        3,265           362
MICROBOARDS Technology, Inc.                                   45,356              0       40,821         4,535
Joseph Novagratz                                               72,571         21,771       87,085         7,257
S. R. Penn, Jr.                                                18,142              0       16,328         1,814
John & Dayla Quest                                              1,814              0        1,633           181
Holly F. & Jeffrey D. Schramm, JTWROS                             905              0          815            90
Alden E. Schultz                                                  905          1,813        2,628            90
Stan J. & Mary Jane Schuster, JTWROS                            1,086              0          978           108
Brad Severson                                                       0          3,628        3,628             0
C&S Smith TTEES; Nat'l Nursing Review PPS Plan U/A  3/1/77      9,433              0        8,490           943
Mike Swinford                                                  68,942          3,628       62,048         6,894


                                      -8-

William Thompson                                                3,627              0        3,265           362
Roger Thorkelson                                                1,814              0        1,634           181
Peter H. Tracy                                                  4,026              0        3,624           402
Gary G. Troyer & Leslie J. Troyer, JTWROS                      22,678         22,678       43,088         2,267
William L. Vangen                                              14,513              0       13,062         1,451
Elizabeth Wicklund                                                  0         33,658       33,658             0
                                                       --------------- -------------- ------------   -----------
                                                              497,463        177,880      625,614        49,729


--------------
(1) Includes the shares issued by us in connection with the acquisition, but currently held in escrow.
(2)  Assumes the sale of all shares covered by this prospectus.

                              PLAN OF DISTRIBUTION

         The shares will be offered and sold by the selling shareholders for their own account. We will not receive any proceeds from the sale of the shares pursuant to this prospectus. We have agreed to pay the expenses of registration of the shares, including legal and accounting fees.

         The shares offered hereby may be sold by the selling shareholders, from time to time in transactions on the Nasdaq National Market, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders.

         The selling shareholders and any broker-dealer or agents that participate with the selling shareholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

                                     EXPERTS

         Our consolidated financial statements incorporated herein and in the registration statement by reference to our Annual Report on Form 10-K have been audited by KPMG LLP, independent certified public accountants, as indicated in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares offered hereby has been passed upon for us by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

--------------------------------------------------------------------------------

    No dealer, salesperson or any other                    625,614 Shares
person has been authorized to give any
information or to make any
representations other than those
contained in this prospectus, and, if
given or made, such information or
representations must not be relied upon
as having been authorized by the                         RIMAGE CORPORATION
Company, any Selling Shareholders or
any other person. This Prospectus does
not constitute an offer to sell or a
solicitation of an offer to buy to any
person in any jurisdiction in which
such offer or solicitation would be
unlawful or to any person to whom it is                     Common Stock
unlawful. Neither the delivery of this
prospectus nor any offer or sale made
hereunder shall, under any
circumstances, create any implication
that there has been no change in the
affairs of the Company or that the
information contained herein is correct
as of any time subsequent to the date                       ------------
hereof.                                                      PROSPECTUS
                                                            ------------
              ----------


          TABLE OF CONTENTS

                                  Page
                                  ----
Where you can
   Find More Information........... 3
Incorporation of Certain
   Documents By Reference.......... 3
Risk Factors....................... 4
Rimage Corporation................. 7
Selling Shareholders............... 8
Plan of Distribution...............10
Experts............................10
Legal Matters......................10                       June 2, 2000